EXHIBIT 99.1

CORAL GOLD RESOURCES LTD.

(an Exploration Stage Company)

Condensed Consolidated Interim Financial Statements

For the nine months ended October 31, 2018 and 2017

(Expressed in Canadian Dollars)

(Unaudited)

-1-

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The Condensed Consolidated Interim Financial Statements of Coral Gold Resources Ltd. (the “Company”) are the responsibility of the Company’s management. The Condensed Consolidated Interim Financial Statements are prepared in accordance with International Financial Reporting Standards, and reflect management’s best estimates and judgment based on information currently available.

Management has developed, and is maintaining, a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the annual audit and reviews the condensed consolidated interim financial statements prior to their submission to the Board of Directors for approval.

The condensed consolidated interim financial statements as at October 31, 2018, and for the periods ended October 31, 2018 and 2017, have not been audited or reviewed.

“David Wolfin”	“Nathan Harte”

David Wolfin	Nathan Harte, CPA
President & CEO	Chief Financial Officer
December 21, 2018	December 21, 2018

-2-

CORAL GOLD RESOURCES LTD. Condensed Consolidated Interim Statements of Financial Position (Expressed in Canadian dollars)

	Note	October 31, 2018	January 31, 2018
		(Unaudited)
Assets
Current Assets
Cash and cash equivalents		$18,490,307	$14,321,433
Term deposits		-	3,694,415
Other amounts receivable		7,752	87,960
Prepaid expenses		17,823	32,237
		18,515,882	18,136,045

Exploration and Evaluation Assets	5	236,631	199,848
Property and Equipment	6	917	1,079
Royalty Receivable	7	3,929,443	3,540,753
Investments	8	11,002	60,057
Deferred Tax Asset		23,696	-
Total Assets		$22,717,571	$21,937,782

Liabilities
Current Liabilities
Accounts payable and accrued liabilities		$44,716	$48,303
Amounts payable to related parties	10b	27,222	39,865
Current income tax liability		-	2,751,000
		71,938	2,839,168

Deferred Tax Liability		-	42,000
Total Liabilities		71,938	2,881,168

Equity
Share Capital	9	44,141,541	44,356,316
Equity Reserves		1,145,981	1,182,299
Accumulated Other Comprehensive Income (Loss)		(16,972)	23,808
Accumulated Deficit		(22,635,237)	(26,516,129)
Equity Attributable to Equity Holders of the Company		22,635,313	19,046,294
Equity Attributable to Non-Controlling Interests		10,320	10,320
Total Equity			19,056,614
Total Liabilities and Equity		$22,717,571	$21,937,782

Commitments – Note 11

Subsequent Events – Note 16

Approved by the Board of Directors on December 21, 2018:

/s/ David Wolfin	Director	/s/ Gary Robertson	Director

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

-3-

CORAL GOLD RESOURCES LTD.

Condensed Consolidated Interim Statements of Operations & Comprehensive Income

For the three and nine months ended October 31, 2018 and 2017

(Expressed in Canadian dollars) (Unaudited)

		Three months ended October 31,		Nine months ended October 31,
	Note	2018	2017	2018	2017

Operating and Administrative Expenses
Consulting fees		$15,000	$34,500	$45,000	$72,500
Depreciation		54	535	162	1,603
Directors' fees		15,000	11,250	37,500	22,500
Finance costs		-	(134)	-	6,833
Investor relations		27,866	18,212	35,429	56,187
Listing and filing fees		10,087	37,418	46,923	59,162
Management fees		18,000	18,000	54,000	136,500
Office and miscellaneous		8,469	4,370	24,856	25,236
Professional fees		13,481	(12,569)	46,021	159,634
Salaries and benefits		26,880	28,435	86,655	129,828
Share-based payments		118,473	-	118,473	565,250
Travel		7,058	14,658	25,919	24,514
		260,368	154,675	520,938	1,259,747

Loss Before Other Items		(260,368)	(154,675)	(520,938)	(1,259,747)

Other Items
Gain (loss) on sale of mineral property	4	-	(496,268)	-	6,045,947
Gain on sale of investment	8	-	-	14,635	87,320
Loss on sale of fixed asset		(57)	-	(15,533)	-
Finance income	7	47,962	45,052	139,626	72,058
Foreign exchange gain (loss)		292,310	1,141,738	1,430,054	(137,010)
Current income tax recovery		2,816,007	-	2,816,007	-
Net Income		2,895,854	535,847	3,863,851	4,808,568

Other Comprehensive Loss
Unrealized loss on marketable securities	8	(2,746)	(2,532)	(40,780)	(64,878)
Total Comprehensive Income		$2,893,108	$533,315	$3,823,071	$4,743,690
Earnings Per Share
Basic		$0.06	$0.01	$0.08	$0.10
Diluted		$0.06	$0.01	$0.08	$0.09
Weighted Average Number of Common Shares Outstanding
Basic		50,260,022	46,860,359	48,681,012	47,665,922
Diluted		50,920,733	50,656,930	49,775,291	51,475,665

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

-4-

CORAL GOLD RESOURCES LTD. Condensed Consolidated Interim Statements of Changes in Equity For the nine months ended October 31, 2018 and 2017 (Expressed in Canadian dollars) (Unaudited)

	Note	Number of Common Shares	Share Capital Amount	Reserve for Stock Options	Reserve for Warrants	Total Reserves	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Non-Controlling Interest	Total
Balance, January 31, 2017		48,850,337	$45,495,382	$667,335	$404,469	$1,071,804	$81,077	$(28,811,050)	$10,320	$17,847,533
Common shares issued for cash:
Exercise of stock options		510,000	249,210	(98,610)	-	(98,610)	-	-	-	150,600
Exercise of warrants and compensation options		2,490,000	374,747	-	(121,247)	(121,247)	-	-	-	253,500
Share-based payments		-	-	565,250	-	565,250	-	-	-	565,250
Common shares acquired and cancelled for:
Sale of mineral property		(4,150,000)	(1,411,000)	-	-	-	-	-	-	(1,411,000)
Normal Course Issuer Bid		(385,000)	(138,008)	-	-	-	-	-	-	(138,008)
Transfer of expired options and warrants		-	-	(257,431)	(10,000)	(267,431)	-	267,431	-	-
Unrealized loss on investment in securities, net of tax		-	-	-	-	-	(64,878)	-	-	(64,878)
Net income for the period ended October 31, 2017		-	-	-	-	-	-	4,808,568	-	4,808,568
Balance, October 31, 2017		47,315,337	$44,570,331	$876,544	$273,222	$1,149,766	$16,199	$(23,735,051)	$10,320	$22,011,565

Balance, January 31, 2018		47,831,337	$44,356,316	$864,394	$317,905	$1,182,299	$23,808	$(26,516,129)	$10,320	$19,056,614
Common shares issued for cash:
Exercise of stock options	9	65,000	29,300	(12,550)	-	(12,550)	-	-	-	16,750
Exercise of warrants and compensation options	9	3,469,500	645,624	-	(125,200)	(125,200)	-	-	-	520,424
Share-based payments		-	-	118,473	-	118,473	-	-	-	118,473
Common shares repurchased in treasury	9	(2,252,000)	(889,699)	-	-	-	-	-	-	(889,699)
Transfer of expired/cancelled options and warrants	9	-	-	(16,500)	(541)	(17,041)	-	17,041	-	-
Unrealized loss on investment in securities, net of tax		-	-	-	-	-	(40,780)	-	-	(40,780)
Net income for the period ended October 31, 2018		-	-	-	-	-	-	3,863,851	-	3,863,851
Balance, October 31, 2018		49,113,837	$44,141,541	$953,817	$192,164	$1,145,981	$(16,972)	$(22,635,237)	$10,320	$22,645,633

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

-5-

CORAL GOLD RESOURCES LTD. Condensed Consolidated Interim Statements of Cash Flows For the nine months ended October 31, 2018 and 2017 (Expressed in Canadian dollars) (Unaudited)

		Nine months ended October 31,
	Note	2018	2017

CASH PROVIDED BY (USED IN):

Operating Activities
Net income		$3,863,851	$4,808,568
Adjustments for non-cash items:
Current income tax recovery		(2,751,000)	-
Depreciation		162	1,603
Foreign exchange gain		(1,444,838)	(507,452)
Finance costs		-	6,833
Finance income		(139,626)	-
Gain on sale of investments		(14,635)	(87,320)
Gain on sale of mineral property		-	(6,045,947)
Share-based payments		118,473	565,250
		(367,613)	(1,258,465)

Net change in non-cash working capital	14	78,609	(174,253)

		(289,004)	(1,432,718)

Investing Activities
Expenditures on exploration and evaluation assets		(36,783)	(83,047)
Proceeds on sale of mineral property		-	20,056,966
Proceeds on sale of investments		27,489	102,131
Decrease in term deposits		3,694,415	-
Decrease in reclamation bond		-	83,277
		3,685,121	20,159,327

Financing Activities
Issuance (repurchase) of shares for cash, net		(352,525)	266,092
		(352,525)	266,092

Effect of exchange rate fluctuations on cash and equivalents		1,125,282	(30)

Net increase in cash and equivalents		4,168,874	18,992,671
Cash and cash equivalents, beginning of period		14,321,433	54,847
Cash and cash equivalents, end of period		$18,490,307	$19,047,518

Supplementary Cash Flow Disclosures
Cash paid during the period for:
Interest expense		$-	$-
Income taxes		$-	$-
Expenditures on exploration and evaluation assets included in amounts payable to related parties, net		$-	$-
Expenditures on mineral properties included in accounts payable, net		$8,840	$8,840

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

-6-

CORAL GOLD RESOURCES LTD. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended October 31, 2018 and 2017 (Expressed in Canadian dollars) (Unaudited)

1. NATURE OF OPERATIONS

Coral Gold Resources Ltd. (the “Company”) was incorporated in 1988 under the Company Act of British Columbia and is primarily involved in the exploration and development of its mineral properties. The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company’s common shares are traded on the TSX-V, OTCQX, and the Frankfurt Stock Exchange.

The business of mining and exploring for minerals involves a high degree of risk, and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration and evaluation assets and the Company's ability to continue as a going concern is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing.

2. BASIS OF PRESENTATION

Foreign Currency Translation

The functional and reporting currency of the Company and its subsidiaries is the Canadian dollar. Transactions in currencies other than the Company’s functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Foreign currency translation differences are recognized in net loss for the period.

The preparation of these Condensed Consolidated Interim Financial Statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the Condensed Consolidated Interim Financial Statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates under different assumptions and conditions.

Significant Accounting Judgments and Estimates

The Company’s management makes judgments in its process of applying the Company’s accounting policies to the preparation of its condensed consolidated interim financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of the impacts on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period from uncertain future events and on the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The critical judgments and estimates applied in the preparation of the Company’s unaudited condensed consolidated interim financial statements for the nine months ended October 31, 2018, are consistent with those applied and disclosed in Note 2 of the Company’s audited consolidated financial statements for the year ended January 31, 2018.

-7-

CORAL GOLD RESOURCES LTD. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended October 31, 2018 and 2017 (Expressed in Canadian dollars) (Unaudited)

Basis of Consolidation

The Condensed Consolidated Interim Financial Statements include the accounts of the Company and its US subsidiaries.

	Ownership Interest	Jurisdiction	Nature of Operations
Coral Resources, Inc.	100%	Nevada, USA	Exploration Company
Coral Energy Corporation	100%	California, USA	Holding Company
Marcus Corporation	98.49%	Nevada, USA	Holding Company

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions are eliminated in preparing the Condensed Consolidated Interim Financial Statements.

3. SIGNIFICANT ACCOUNTING POLICIES

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34 - Interim Financial Reporting under International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements of the Company, except for the accounting policies which have changed as a result of the adoption of new and revised standards and interpretations which are effective February 1, 2018. These condensed consolidated interim financial statements do not contain all of the information required for full annual financial statements. Accordingly, these condensed consolidated interim financial statements should be read in conjunction with the Company’s January 31, 2018 annual consolidated financial statements, which were prepared in accordance with IFRS as issued by the IASB.

Adoption of IFRS 9 Financial Instruments (“IFRS 9”)

On January 1, 2018, the Company adopted the requirements of IFRS 9. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected-loss” impairment model. The Company adopted a retrospective approach, other than for hedge accounting, which is applied prospectively.

IFRS 9 did not impact the Company’s classification and measurement of financial assets and liabilities, and there was no significant impact on the carrying amounts of the Company’s financial instruments at the transition date. The Company had the option to designate its current equity securities as financial assets at fair value through profit or loss. The Company chose not to make this election, and changes in the fair value of its current equity securities will continue to be recognized in other comprehensive income or loss in accordance with the Company’s current policy.

The Company currently has no hedging arrangements, and will apply the new accounting requirements under IFRS 9 as required.

-8-

CORAL GOLD RESOURCES LTD. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended October 31, 2018 and 2017 (Expressed in Canadian dollars) (Unaudited)

Changes in accounting standards not yet effective

The Company has not early adopted any amendment, standard, or interpretation that has been issued by the IASB but is not yet effective. The following accounting standards were issued but not yet effective as of October 31, 2018:

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 – Leases (“IFRS 16”) which replaces IAS 17 – Leases and its associated interpretative guidance, and will be effective for accounting periods beginning on or after January 1, 2019. Early adoption is permitted, provided the Company has adopted IFRS 15. This standard sets out a new model for lease accounting. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

4. DISPOSITION OF EXPLORATION AND EVALUATION ASSETS

On June 8, 2017, the Company announced that it has closed the previously announced purchase and sale agreement (the “Agreement”) with Barrick Cortez Inc. (“Barrick”), a subsidiary of Barrick Gold Corp., for the sale of the Robertson Property in Lander County, Nevada, to Barrick. The Robertson Property sold to Barrick includes four contiguous claim groups known as the Core, Gold Ridge, Excluded, and the RUF mining claims, but does not include the portions of mining claims known as the Norma, Sass, Eagle, and JDN, which will remain owned by the Company.

The sale consideration is as follows:

•	Payment to the Company of US$15.75 million (approximately Cdn $21.27 million based on the closing exchange rate) in cash;

•	The return of 4,150,000 common shares of the Company held by Barrick (which represent approximately 8.5% of Coral’s basic common shares outstanding as of June 8, 2017) for cancellation by the Company; and

•	A sliding scale 1% to 2.25% net smelter returns royalty (the “NSR”) on the Robertson Property, payable quarterly, subject to potential advance royalty payments as outlined below, as well as a right of first refusal enabling Barrick to acquire the NSR in the event that the Company wishes to sell the NSR to any third party. See Note 7 for further details relating to the NSR.

The sliding scale NSR rate will be determined based on the observed gold price during each quarterly period based on the average LBMA Gold Price PM during the quarterly period, as follows:

Average Gold Price/Oz During the Quarter (USD)	Applicable NSR Royalty Rate
Up to and including $1,200.00	1.00%
$1,200.01 to $1,400.00	1.25%
$1,400.01 to $1,600.00	1.50%
$1,600.01 to $1,800.00	1.75%
$1,800.01 to $2,000.00	2.00%
Over $2,000.00	2.25%

-9-

CORAL GOLD RESOURCES LTD. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended October 31, 2018 and 2017 (Expressed in Canadian dollars) (Unaudited)

Pursuant to the Agreement, as amended, and due to the delay in closing, in the event that the Robertson Property is not placed into production by December 31, 2024, then beginning on January 1, 2025, and continuing on an annual basis thereafter until the earlier of (i) the date commercial production commences and (ii) January 2, 2034, Barrick will make advance royalty payments to the Company of US$0.5M, which will be non-refundable and fully credited against any future obligations under the NSR.

Barrick will also assume liabilities relating to the Robertson Property, and will provide replacement security for the reclamation bond.

As a result of the transaction, the Company recorded a gain of $6,045,947, net of transaction costs, which has been included in Other Items on the condensed consolidated interim statements of operations and comprehensive income for the nine months ended October 31, 2017.

5. EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition and exploration expenditures:

	Robertson Property	Ruf & Norma Sass Claims	Eagle & JDN Claims	Other	Total

Balance, January 31, 2017	$19,111,111	$132,554	$14,692	$1	$19,258,358

Exploration costs during the year:
Consulting	25,717	-	-	-	25,717
Drilling	-	-	8,143	-	8,143
Lease payments	5,168	-	-	-	5,168
Royalties	-	22,664	-	-	22,664
Taxes, licenses and permits	7,129	7,377	14,417	-	28,923
Proceeds from sale of mineral property (Note 4)	(19,149,125)	-	-	-	(19,149,125)

Balance, January 31, 2018	$-	$162,595	$37,252	$1	$199,848

Exploration costs during the year:
Drilling	-	8,762	-	-	8,762
Royalties	-	4,661	-	-	4,661
Taxes, licenses and permits	-	7,782	15,578	-	23,360

Balance, October 31, 2018	$-	$183,800	$52,830	$1	$236,631

The Company has certain interests in 108 patented and unpatented lode mining claims located in Lander County, Nevada, subject to net smelter returns (“NSR”) on production ranging from 4% to 10%, and which certain leases provide for advanced royalty payments.

-10-

CORAL GOLD RESOURCES LTD. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended October 31, 2018 and 2017 (Expressed in Canadian dollars) (Unaudited)

a)	Norma Sass Property – 100% interest

The Company holds a 100% interest in the 36 Norma Sass mining claims located in Lander County, Nevada. Expenditures incurred on the Ruf claims have been classified to Ruf and Norma Sass claims in the exploration expenditure table.

b)	JDN Hilltop Crest – 100% interest

The Company holds a 100% interest in 27 claims in the Hilltop District, Lander County, Nevada. Expenditures incurred on the JDN claims have been classified to JDN and Eagle claims in the exploration expenditure table.

c)	Eagle Claims – 100% interest

The Company holds a 100% interest in 45 claims in the Eagle Claims situated in the Shoshone Range, Lander County, Nevada. Expenditures incurred on the Eagle claims have been classified to JDN and Eagle claims in the exploration expenditure table.

Realization of Exploration and Evaluation Assets

The investment in and expenditures on exploration and evaluation assets comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal. Resource exploration and development is highly speculative and involves inherent risks. While the rewards can be substantial if an ore body is discovered, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

Title to Exploration and Evaluation Assets Interests

Although the Company has taken steps to verify the title to exploration and evaluation assets in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

Environmental

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material, and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company other than the amount presented and disclosed as a reclamation provision in these consolidated financial statements.

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

-11-

CORAL GOLD RESOURCES LTD. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended October 31, 2018 and 2017 (Expressed in Canadian dollars) (Unaudited)

6. PROPERTY AND EQUIPMENT

	Land	Buildings	Vehicles	Computer Hardware	Equipment	TOTAL
COST	$	$	$	$	$	$
Balance at January 31, 2017	84,127	18,708	6,920	5,926	3,459	119,140
Additions (Disposals)	(84,127)	(18,708)	-	-	-	(102,835)
Balance at January 31, 2018	-	-	6,920	5,926	3,459	16,305
Additions (Disposals)	-	-	-	-	-	-
Balance at October 31, 2018	-	-	6,920	5,926	3,459	16,305

ACCUMULATED DEPRECIATION
Balance at January 31, 2017	-	11,694	6,920	5,632	2,406	26,652
Depreciation	-	(11,694)	-	57	211	(11,426)
Balance at January 31, 2018	-	-	6,920	5,689	2,617	15,226
Depreciation	-	-	-	36	126	162
Balance at October 31, 2018	-	-	6,920	5,725	2,743	15,388

CARRYING VALUE
At January 31, 2018	-	-	-	235	842	1,077
At October 31, 2018	-	-	-	201	716	917

-12-

CORAL GOLD RESOURCES LTD. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended October 31, 2018 and 2017 (Expressed in Canadian dollars) (Unaudited)

7. ROYALTY RECEIVABLE

A reconciliation of the royalty receivable balance for the periods is as follows:

	October 31, 2018	January 31, 2018

Beginning balance	$3,540,753	$-
Royalty received upon sale of exploration and evaluation asset (Note 4)	-	3,603,680
Finance income	139,626	117,379
Change in foreign exchange rate	249,064	(180,306)
	$3,929,443	$3,540,753

8. INVESTMENTS

At October 31, 2018, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gain (Loss)	Fair Value

Available-for-sale shares:
Levon Resources Ltd.	37,000	$1,957	$4,333	$6,290
VBI Vaccines Inc.	2,000	4,232	318	4,550
Great Thunder Gold Corp.	10,819	865	(703)	162

		$7,054	$3,948	$11,002

At January 31, 2018, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gain	Fair Value

Available-for-sale shares:
Levon Resources Ltd.	40,000	$2,116	$17,684	$19,800
VBI Vaccines Inc.	8,000	16,927	22,033	38,960
Great Thunder Gold Corp.	10,819	866	431	1,297

		$19,909	$40,148	$60,057

During the nine months ended October 31, 2018, the Company recorded an unrealized loss of $40,780 (2017 – loss of $64,878) on investments, representing the change in fair value during the period.

During the nine months ended October 31, 2018, the Company sold 3,000 (2017 – 160,000) shares of Levon Resources Ltd. for gross proceeds of $935 (2017 - $79,070) and 6,000 (2017 – 3,000) shares of VBI Vaccines Inc. for gross proceeds of $26,554 (2017 - $23,061). As a result, the Company recorded a gain on sale of investments of $14,635 for the nine months ended October 31, 2018.

-13-

CORAL GOLD RESOURCES LTD. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended October 31, 2018 and 2017 (Expressed in Canadian dollars) (Unaudited)

9. SHARE CAPITAL

a)	Authorized

Unlimited common shares without par value. All shares outstanding are fully paid.

b)	Issued during the nine months ended October 31, 2018, and the year ended January 31, 2018

During the nine months ended October 31, 2018, the Company issued 65,000 common shares upon the exercise of stock options for gross proceeds of $16,750.

During the nine months ended October 31, 2018, the Company issued 3,469,500 common shares upon the exercise of warrants for gross proceeds of $520,424.

During the year ended January 31, 2018, the Company issued 510,000 common shares upon the exercise of stock options for gross proceeds of $150,600.

During the year ended January 31, 2018, the Company issued 3,965,000 common shares upon the exercise of warrants for gross proceeds of $404,750.

c)	Share repurchases and cancellations

On June 26, 2017, the Company announced that the TSX Venture Exchange (”TSX-V”) has accepted the Company’s Notice for its normal course issuer bid (the “Bid”). On July 30, 2018, the Company announced that the TSX Venture Exchange (”TSX-V”) has accepted the Company’s Notice for a secondary Bid.

During the nine months ended October 31, 2018, the Company purchased 2,252,000 common shares and cancelled all 2,252,000 common shares, as well as 342,500 common shares from the previous year, pursuant to the two Bids. As at October 31, 2018, the Company held Nil treasury shares (January 31, 2018 – 342,500 treasury shares).

Pursuant to the Bid, the Company may purchase up to 3,938,462 common shares up until July 30, 2019, which represents approximately 10% of the total current public float (being total issued shares, less shares held by insiders, and their associates and affiliates).

The previous Bid allowed the Company to purchase up to 3,844,000 common shares up until June 26, 2018.

d)	Share purchase warrants

A summary of the movements of share purchase warrants during the periods ended October 31, 2018, and January 31, 2018, is as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, January 31, 2017	7,649,500	$0.12
Exercised	(3,965,000)	$0.10
Expired	(200,000)	$0.10
Balance, January 31, 2018	3,484,500	$0.15
Exercised	(3,469,500)	$0.15
Expired	(15,000)	$0.15
Balance, October 31, 2018	-	-

-14-

CORAL GOLD RESOURCES LTD. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended October 31, 2018 and 2017 (Expressed in Canadian dollars) (Unaudited)

Details of share purchase warrants outstanding as of October 31, 2018 and January 31, 2018 are as follows:

	Exercise Price	Warrants Outstanding and Exercisable
Expiry Date	per Share	October 31, 2018	January 31, 2018

July 17, 2018	$0.15	-	3,484,500
		-	3,484,500

e)	Stock options

The Company’s stock option plan provides for the granting of options to directors, officers, employees, and consultants. Under the terms of the option plan, options issued will not exceed 10% (January 31, 2018 - 10%) of the issued and outstanding shares from time to time. The option price under each option is not less than the discounted market price on the grant date. The expiry date for each option is set by the Board of Directors at the time of issue and cannot be more than ten years after the grant date. All options vest 100% on the grant date, unless a vesting schedule is set by the Board of Directors at the time of issue. The options granted on September 4, 2018, vest over one year, with no more than 25% of the options being able to vest in any three month period.

For the periods ended October 31, 2018, and January 31, 2018, stock option activity is summarized as follows:

	Number of Options	Weighted Average Exercise Price
Stock options outstanding and exercisable, January 31, 2017	3,145,000	$0.28
Granted	1,775,000	$0.36
Exercised	(510,000)	$0.30
Cancelled	(115,000)	$0.29
Expired	(900,000)	$0.39
Stock options outstanding and exercisable, January 31, 2018	3,395,000	$0.29
Granted	1,345,000	$0.38
Exercised	(65,000)	$0.26
Cancelled	(75,000)	$0.28
Stock options outstanding, October 31, 2018	4,600,000	$0.32

-15-

CORAL GOLD RESOURCES LTD. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended October 31, 2018 and 2017 (Expressed in Canadian dollars) (Unaudited)

A summary of stock options outstanding and exercisable as at October 31, 2018, is as follows:

Number Outstanding	Number Exercisable	Exercise Price	Weighted Average Remaining Contractual Life (years)	Expiry Date
1,045,000	1,045,000	$0.240	0.37	March 14, 2019
25,000	25,000	$0.355	0.69	July 10, 2019
100,000	100,000	$0.125	1.93	October 6, 2020
100,000	100,000	$0.150	1.93	October 6, 2020
100,000	100,000	$0.175	1.93	October 6, 2020
100,000	100,000	$0.200	1.93	October 6, 2020
100,000	100,000	$0.225	1.93	October 6, 2020
1,685,000	1,685,000	$0.355	3.68	July 5, 2022
1,345,000	-	$0.380	4.85	September 4, 2023
4,600,000	3,255,000	$0.317	3.06

10. RELATED PARTY TRANSACTIONS AND BALANCES

Related party transactions are measured at the estimated fair values of the services provided or goods received. Related party transactions not disclosed elsewhere in these condensed consolidated interim financial statements are as follows:

a)	Key management personnel

Key management personnel include the members of the Board of Directors and officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company. The remuneration of directors and officers for the three and nine months ended October 31, 2018 and 2017, was as follows:

	Three months ended October 31,		Nine months ended October 31,
	2018	2017	2018	2017

Salaries, bonuses, fees and benefits
Members of the Board of Directors	$29,250	$33,750	$91,500	$166,825
Other members of key management	8,893	9,031	26,679	26,162

Share-based payments
Members of the Board of Directors	88,084	-	88,084	400,000
Other members of key management	11,010	-	11,010	72,000
	$138,237	$42,781	$217,273	$664,987

-16-

CORAL GOLD RESOURCES LTD. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended October 31, 2018 and 2017 (Expressed in Canadian dollars) (Unaudited)

b)	Amounts due to related parties

In the normal course of operations the Company transacts with companies with directors or officers in common. At October 31, 2018, and January 31, 2018, the following amounts are payable to related parties:

	October 31, 2018	January 31, 2018
Directors	$15,000	$29,250
Oniva International Services Corp.	12,222	10,615
	$27,222	$39,865

The amounts included above are unsecured, non-interest bearing with no fixed terms of repayment.

c)	Other related party transactions

The Company has a cost-sharing agreement to reimburse Oniva International Services Corp. (“Oniva”), as described in Note 11. The transactions with Oniva during the three and nine months ended October 31, 2018 and 2017, are summarized below:

	Three months ended October 31,		Nine months ended October 31,
	2018	2017	2018	2017
Salaries and benefits	$26,880	$19,971	$86,575	$75,736
Office and miscellaneous	13,760	28,502	34,225	59,806
	$40,640	$48,473	$120,801	$135,542

Salaries and benefits above for the three and nine months ended October 31, 2018, include $8,893 and $26,679 (2017 - $9,031 and $26,162), respectively, for key management personnel compensation that has been included in (a) above.

11. COMMITMENTS

The Company has a cost-sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-months’ notice by either party. Transactions and balances with Oniva are disclosed in Note 10.

12. FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, term deposits, accounts payable, and amounts payable to related parties approximate their carrying values due to the short-term nature of these instruments. Investment securities are accounted for at fair value based on quoted market prices.

The Company’s financial instruments are exposed to certain financial risk, credit risk, liquidity risk, and market risk.

-17-

CORAL GOLD RESOURCES LTD. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended October 31, 2018 and 2017 (Expressed in Canadian dollars) (Unaudited)

a)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash and cash equivalents is exposed to credit risk. The Company is not exposed to significant credit risk on amounts receivable (excluding GST).

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions.

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents, term deposits, royalty receivable and reclamation deposits, as the majority of the amounts are held with one Canadian and US financial institution, as well as a single multinational corporation. The Company’s concentration of credit risk, and maximum exposure thereto, is as follows:

	October 31, 2018	January 31, 2018

Cash held at major financial institutions
Canada – cash	$1,210,638	$1,874,545
US – cash	17,279,669	12,446,888
	18,490,307	14,321,433

Term deposits – US	-	3,694,415
Royalty receivable	3,929,443	3,540,753

Total cash and cash equivalents and royalty receivable	$22,419,750	$21,556,601

b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company had working capital of $18,443,944 at October 31, 2018 (January 31, 2018 – working capital of $15,296,877). The Company has cash at October 31, 2018 in the amount of $18,490,307 (January 31, 2018 - $14,321,433) in order to meet short-term business requirements. Of this amount, $660,999 has been set aside for the purchases of shares related to the Company’s normal course issuer bid, and is currently being held in the Company’s brokerage account. The Company has access to the cash at any time, and meets the definition of Cash and Cash Equivalents under IAS 7 – Statements of Cash Flows.

At October 31, 2018, the Company had current liabilities of $71,938 (January 31, 2018 - $2,839,168). Accounts payable have contractual maturities of approximately 30 days and are subject to normal trade terms. Amounts due to related parties are without stated terms of interest or repayment.

-18-

CORAL GOLD RESOURCES LTD. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended October 31, 2018 and 2017 (Expressed in Canadian dollars) (Unaudited)

c)	Market risk

Market risk consists of interest rate risk, foreign currency risk, and other price risk. These are discussed further below.

Interest rate risk

Interest rate risk consists of two components:

(i)	To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company is exposed to interest rate price risk with respect to reclamation deposits as they bear interest at market rates. However, given the stated rates of interest are fixed, and the reclamation deposits have been liquidated during the year ended January 31, 2018, the Company is not exposed to significant interest rate price risk as at October 31, 2018, and January 31, 2018.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

The Company is exposed to foreign currency risk with respect to cash, term deposits, royalty receivable, accounts payable and accrued liabilities, and amounts payable to related parties, as a portion of these amounts are denominated in US dollars as follows:

	October 31, 2018		January 31, 2018

Cash and cash equivalents	US$	13,140,433	US$	10,125,183
Term deposits		-		3,005,300
Royalty receivable		2,988,169		2,880,300
Accounts payable		3,957		-

Net exposure	US$	16,132,559	US$	16,010,783

Canadian dollar equivalent		$21,214,315		$19,682,055

Based on the net Canadian dollar denominated asset and liability exposures as at October 31, 2018, a 10% (January 31, 2018 – 10%) fluctuation in the Canadian/US exchange rates will impact the Company’s net loss and comprehensive loss by approximately $2,121,431 (January 31, 2018 - $1,968,206).

The Company manages foreign currency risk by minimizing the value of financial instruments denominated in foreign currency. The Company has not entered into any foreign currency contracts to mitigate this risk.

-19-

CORAL GOLD RESOURCES LTD. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended October 31, 2018 and 2017 (Expressed in Canadian dollars) (Unaudited)

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment securities, as they are carried at fair value based on quoted market prices.

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

d)	Classification of Financial instruments

IFRS 7 ‘Financial Instruments: Disclosures’ establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at October 31, 2018:

	Level 1	Level 2	Level 3
Cash and cash equivalents	$18,490,307	$-	$-
Term deposits	-	-	-
Royalty receivable	-	3,929,443	-
Investments in marketable securities	11,002	-	-
	$18,501,309	$3,929,443	$-

13. CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and development of its properties and to maintain flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes the components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash and cash equivalents. Management reviews the capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements. There were no changes to the Company’s capital management during the nine months ended October 31, 2018.

-20-

CORAL GOLD RESOURCES LTD. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended October 31, 2018 and 2017 (Expressed in Canadian dollars) (Unaudited)

14. SUPPLEMENTARY CASH FLOW DISCLOSURES

The net change in non-cash working capital is comprised of the following:

	October 31, 2018	October 31, 2017
Other amounts receivable	$80,208	$(51,504)
Prepaid expenses	14,414	(28,104)
Accounts payable and accrued liabilities	(3,370)	(14,775)
Amounts payable to related parties	(12,643)	(79,870)
	$78,609	$(174,253)

15. SEGMENTED INFORMATION

The Company operates one operating segment, mineral exploration and development activities. The Company is in the exploration stage and, accordingly, has no reportable revenues for the nine months ended October 31, 2018, and year ended January 31, 2018.

The Company has non-current assets in the following geographic locations:

	October 31, 2018	January 31, 2018
Canada	$11,919	$61,139
USA	4,189,770	3,740,601
	$4,201,689	$3,801,740

16. SUBSEQUENT EVENTS

Normal Course Issuer Bid – Subsequent to October 31, 2018, the Company has repurchased 667,500 common shares through the Company’s Normal Course Issuer Bid.

-21-